EXHIBIT 99.1

Flora Growth Reports Third Quarter 2022 Financial Results

●	Revenue for the three-month period ended September 30, 2022 was $10.8 million, an increase of 414% year over year

●	Revenue for the nine-month period ended September 30, 2022 was $25.7 million, an increase of 510% year over year

●	Gross profit for the three-month period ended September 30, 2022 was $5.0 million, an increase of 703% year over year with gross margins improving from 29.6% to 46.2%.

●	Company reaffirms its 2022 revenue guidance to range between $35 million - $45 million

●	Flora management to host a webcast today at 4:30PM ET

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – November 28, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora'' or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, reported today its financial and operating results for the third quarter and nine months ended September 30, 2022. All financial information is provided in U.S. dollars unless indicated otherwise.

“The third quarter of 2022 was another exciting quarter for Flora as we continued to lay the foundation of our business for the long-term,” said Luis Merchan, Chairman and CEO of Flora Growth. “During the quarter, we exported products to several new markets, including distribution of our Colombian grown high-CBD dried cannabis flower to Switzerland and the Czech Republic, as well as CBD isolate to the United States. Our global distribution network, coupled with our high-quality Colombian flower and derivatives, leave Flora well positioned to capitalize on the evolving global cannabis landscape.”

“Subsequent to the quarter, we signed a definitive agreement to acquire Franchise Global Health, a pharmaceutical and medical cannabis distributor with principal operations in Germany. This transformative deal would connect our Colombian commercial infrastructure and product portfolio to the German and EU cannabis markets, allowing Flora to significantly increase its international footprint.

“As we look ahead to the end of the year, we expect to finalize the transaction and solidify our presence in the European cannabis market. With our industry leading production costs and expanding global footprint, we believe our business is well positioned to accelerate growth into 2023 and beyond.”

3Q2022 Financial Highlights

•	Total revenue for the quarter was $10.8 million, an increase of 414% year over year, driven by Flora’s House of Brands division, which includes the acquisitions of JustCBD and Vessel.

•	Gross profit increased to approximately $5.0 million, up approximately 703% year over year.

•	Gross margin in the quarter improved from 29.6% to 46.2% year over year, and demonstrated a gradual improvement from 43.9% during 1H2022.

•	Net loss was approximately $7.4 million compared to a net loss of $3.6 million in 3Q 2021. Net loss margins reduced year over year, year to date, and in comparison to 1H2022.

•	Adjusted EBITDA (a non-IFRS measure defined below) was $(3.9) million compared to $(3.1) million in 3Q 2021. Adjusted EBITDA margin improved significantly from -150.1 % in 3Q2021 to -36.5 % in 3Q2022. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures, please see Table 4 under "Reconciliation of IFRS to non-IFRS financial results" included at the end of this release.

•	As of September 30, 2022, the Company had approximately $5.9 million in cash compared to $37.6 million as of December 31, 2021. The decrease was primarily due to cash paid for the acquisition of JustCBD, as well as higher operating expenses related to investments in headcount, sales and marketing and one-time expenses associated with Cosechemos operations and the Flora Lab expansion.

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2022 Outlook

•	Flora Growth remains on track to meet its 2022 revenue guidance of $35-45 million.

Recent Operational Highlights

•	Announced the appointment of former JP Morgan executive Brandon Konigsberg to Flora’s Board of Directors and former Amazon executive Elshad Garayev as the Company’s Chief Financial Officer
•	Announced a joint venture with Colombia’s largest indigenous tribe to process and distribute cannabis products throughout the country
•	Acquired the No Cap Hemp Co. brand, bolstering new product offerings and revenue streams for the expanding House of Brands division
•	Awarded Best M&A Deal at the Benzinga Cannabis Capital Conference for the acquisition of JustCBD
•	Completed multiple commercial cannabis and CBD isolate exports to international markets in the United States, Switzerland and the Czech Republic
•	Signed a definitive agreement to acquire Franchise Global Health (FGH). While the completion of the transaction is subject to customary closing conditions for a transaction of such nature, including a formal vote by FGH shareholders, FGH shareholders holding in excess of 73% of FGH’s outstanding shares have agreed to vote in favor of the transaction.

Earnings Call: November 28, 2022, at 4:30PM ET

Live Webcast Details

Date: Monday, November 28, 2022

Time: 4:30 p.m. ET

Online Participant Link: https://us02web.zoom.us/webinar/register/WN_zaiec74LQyGi_I9YYxCOOQ

The recording will be available on the Company’s investor page until November 2023.

The live webcast will be available online through the above participant link and will be archived and available on the Company’s website within approximately 24 hours.

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About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands, designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

Contacts

Investor Relations:

Sean Mansouri, CFA

ir@floragrowth.com

Public Relations:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as amended, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

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About non-IFRS financial measures

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS"), we use the following non-IFRS financial measures: Adjusted EBITDA and Adjusted EBITDA margin.

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Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) interest expense (income), plus depreciation and amortization, plus (minus) non-operating expense (income), plus share based compensation, plus impairment charges, plus (minus) unrealized loss (income) from changes in fair value, plus charges related to the flow-through of inventory step-up on business combinations, plus other acquisition and transaction costs, plus (minus) non-cash fair value adjustments on the sale of inventory and biological assets.

•	Adjusted EBITDA margin % is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA margin % as adjusted EBITDA, as described above, divided by revenue for the period.

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Table 1. Consolidated Statements of Financial Position

Flora Growth Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(in thousands of United States dollars)
As at:	September 30, 2022	December 31, 2021
ASSETS
Current
Cash	$5,900	$37,614
Restricted cash	1	2
Trade and amounts receivable	4,392	5,324
Loans receivable and advances	255	273
Prepaid expenses	1,990	1,700
Biological assets	91	37
Inventory	10,280	2,993
Total current assets	22,909	47,943
Non-current
Property, plant and equipment	4,349	3,750
Right of use assets	3,258	1,229
Intangible assets	12,652	9,736
Goodwill	28,856	20,054
Investments	839	2,670
Other Assets	271	97
Total assets	$73,134	$85,479
LIABILITIES
Current
Trade payables and accrued liabilities	$7,559	$5,628
Current portion of long term debt	5	18
Current portion of lease liability	1,102	412
Other accrued liabilities	18	61
Total current liabilities	8,684	6,119
Non-current
Non-current debt	79	-
Non-current lease liability	2,137	908
Deferred tax	1,531	1,511
Other long term liabilities	6,537	-
Total liabilities	18,968	8,538
SHAREHOLDERS' EQUITY
Share capital	120,160	102,428
Options	6,242	3,712
Warrants	9,276	10,670
Accumulated other comprehensive loss	(2,723)	(1,108)
Deficit	(78,457)	(38,536)
Non-controlling interest	(332)	(225)
Total shareholders' equity	54,166	76,941
Total liabilities and shareholders' equity	$73,134	$85,479

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Table 2. Consolidated Statements of Loss.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)
	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Revenue	$10,765	$2,093	$25,682	$4,211
Cost of sales	5,936	1,474	14,351	2,580
Gross profit before fair value adjustments	4,829	619	11,331	1,631
Unrealized gain on changes in fair value of biological assets	152	-	198	-
Realized fair value amounts included in inventory sold	(10)	-	(12)	-
Gross Profit	4,971	619	11,517	1,631
Operating Expenses
Consulting and management fees	3,237	1,905	8,480	4,167
Professional fees	802	904	2,898	1,670
General and administrative	1,186	610	3,615	2,091
Promotion and communication	2,195	34	6,914	1,214
Travel expenses	288	140	889	283
Share based compensation	139	393	2,994	488
Research and development	170	(20)	592	65
Depreciation and amortization	985	67	2,697	186
Bad debt expense	631	-	1,036	100
Goodwill impairment	-	-	16,000	-
Other expenses (income), net	346	198	1,524	131
Total operating expenses	9,979	4,231	47,639	10,395
Operating Loss	(5,008)	(3,612)	(36,122)	(8,764)
Interest expense	75	57	144	121
Foreign exchange loss (gain)	128	(38)	328	(116)
Unrealized loss from changes in fair value	2,177	-	3,510	-
Net loss before income taxes	(7,388)	(3,631)	(40,104)	(8,769)
Income tax benefit	-	-	-	-
Net loss for the period	$(7,388)	$(3,631)	$(40,104)	$(8,769)
Other comprehensive loss
Exchange differences on foreign operations	1,048	463	1,615	663
Total comprehensive loss for the period	$(8,436)	$(4,094)	$(41,719)	$(9,432)
Net loss attributable to:
Flora Growth Corp.	$(7,358)	$(3,608)	$(39,969)	$(8,705)
Non-controlling interests	(30)	(23)	(135)	(64)
Comprehensive loss attributable to:
Flora Growth Corp.	$(8,406)	$(4,071)	$(41,584)	$(9,368)
Non-controlling interests	(30)	(23)	(135)	(64)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.10)	$(0.08)	$(0.54)	$(0.21)
Weighted average number of common shares outstanding - basic and diluted	76,611	44,199	74,335	41,152

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Table 3. Statement of Cash Flows

Flora Growth Corp.
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(in thousands of United States dollars)
	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Cash flows from operating activities:
Net loss	$(40,104)	$(8,769)
Adjustments to net loss:
Depreciation and amortization	2,697	186
Stock-based compensation	3,184	488
Impairments	16,000	-
Changes in fair value of investments, biological assets and liabilities	3,312	-
Bad debt expense	1,036	100
Interest expense	123	18
Income tax benefit	-	-
Income tax (paid) received	-	-
	(13,752)	(7,977)
Net change in non-cash working capital:
Trade and other receivables	909	(9,692)
Inventory	(884)	(1,025)
Prepaid expenses and other assets	353	(1,596)
Trade payables and accrued liabilities	(458)	1,005
Net cash used in operating activities	(13,832)	(19,285)

Cash flows from financing activities:
Common shares issued	-	18,067
Equity issue costs	(88)	(2,431)
Exercise of warrants and options	179	10,357
Repayments of lease liability	(707)	(97)
Common shares repurchased	(255)	-
Interest paid	(126)	-
Loan borrowing (repayments)	66	(247)
Net cash (used) provided by financing activities	(931)	25,649

Cash flows from investing activities:
Loans provided	-	(268)
Loan repayments received	-	224
Purchases of property, plant and equipment and other assets	(948)	(1,472)
Purchase of investments	-	(3,653)
Business and asset acquisitions, net of cash acquired	(15,388)	(1,284)
Net cash used in investing activities	(16,336)	(6,453)

Effect of exchange rate on changes on cash	(615)	(613)

Change in cash during the period	(31,714)	(702)
Cash and cash equivalents at beginning of period	37,614	15,523
Cash and cash equivalents at end of period	$5,900	$14,821
Supplemental disclosure of non-cash activities
Right of use assets and lease liabilities acquired	$2,042	$-
Common shares issued for business combinations	14,917	-

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Table 4. Reconciliation of IFRS to non-IFRS financial results.

Adjusted EBITDA (non-IFRS measure) reconciliation to net loss and Adjusted EBITDA margin to net income (loss) margin. The reconciliation of the Company’s adjusted EBITDA, a non-IFRS financial measure, to net loss, the most directly comparable IFRS financial measure, for the three and nine months ended September 30, 2022, and September 30, 2021 is presented in the table below:

(In thousands of United States dollars)	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Net loss for the period	$(7,388)	$(3,631)	$(40,104)	$(8,769)
Income tax expense (benefit)	-	-	-	-
Interest expense	75	57	144	121
Depreciation and amortization	985	67	2,697	186
Non-operating expense (1)	128	(38)	328	(116)
Share based compensation	140	393	3,184	488
Impairments (2)	-	-	16,000	-
Unrealized loss from changes in fair value (3)	2,177	-	3,510	-
Charges related to the flow-through of inventory step-up on business combinations	-	-	1,631	-
Other acquisition and transaction costs	94	10	653	10
Non-cash fair value adjustments on the sale of inventory and biological assets	(142)	-	(186)	-
Adjusted EBITDA	$(3,931)	$(3,142)	$(12,143)	$(8,080)
Adjusted EBITDA Margin %	-36.5%	-150.1%	-47.3%	-191.9%

(1)	Non-operating expense includes foreign exchange gain (loss).

(2)	Impairments include goodwill impairment.

(3)

Unrealized loss from changes in fair value includes changes in the value of the Company’s long-term investment in an early-stage European cannabis company and the value of the Company’s contingent consideration associated with its acquisition of JustCBD.

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